[KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP LOGO]

                                                George J. Zornada
                                                75 State Street
                                                Boston, MA 02109

                                                March 15, 2005

VIA EDGAR

Christian T. Sandoe, Esq.
Senior Counsel
Securities and Exchange Commission
Washington, DC  20549

     Re:  CSFB Alternative Capital Multi-Strategy Institutional Fund, LLC
                  File Nos. 333-119317 & 811-21644
          CSFB Alternative Capital Multi-Strategy Fund, LLC
                  File Nos. 333-120049 & 811-21657
          CSFB Alternative Capital Event Driven Institutional Fund, LLC
                  File Nos. 333-119318 & 811-21645
          CSFB Alternative Capital Event Driven Fund, LLC
                  File Nos. 333-120054 & 811-21659
          CSFB Alternative Capital Long/Short Equity Institutional Fund, LLC
                  File Nos. 333-119319 & 811-21641
          CSFB Alternative Capital Long/Short Equity Fund, LLC
                  File Nos. 333-120050 & 811-21658
          CSFB Alternative Capital Tactical Trading Institutional Fund, LLC
                  File Nos. 333-119321 & 811-21643
          CSFB Alternative Capital Tactical Trading Fund, LLC
                  File Nos. 333-120052 & 811-21661
          CSFB Alternative Capital Relative Value Institutional Fund, LLC
                  File Nos. 333-119320 & 811-21642
          CSFB Alternative Capital Relative Value Fund, LLC
                  File Nos. 333-12058 & 811-21660

Dear Mr. Sandoe:

     This cover letter accompanies the filing of pre-effective amendment no. 1 to the above-captioned registration statements. As previously discussed with you, the above funds are filing a pre-effective amendment incorporating edits in response to the staff's comments, as previously reviewed in draft form by you. Specifically, the comment responses appear in December 10, 2004 and December 28, 2004 letters to you (respectively, the "First Response Letter" and the "Second Response Letter") and a March 14, 2005 letter to you summarizing and responding to

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your additional oral comments. This letter responds to your oral comments of
January 26, 2005 concerning several of the responses contained in the First Response Letter.

     Please note that the previous comment response letters are attached to this filing. Registrants intend to seek acceleration of effectiveness on April 1, 2005, in conjunction with a second pre-effective amendment anticipated to be filed shortly before the end of March, which will contain additional required exhibits, including the independent auditor's consent. * * * * *

     If you have any questions, please call Michael S. Caccese, at (617) 261-3133, or me at (617) 261-3231.


                                                Truly yours,

                                                /s/ George J. Zornada

                                                George J. Zornada

                                        2
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[KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP LOGO]

                                                George J. Zornada
                                                75 State Street
                                                Boston, MA 02109

                                                March 14, 2005

VIA EDGAR

Christian T. Sandoe, Esq.
Senior Counsel
Securities and Exchange Commission
Washington, DC  20549

     Re:  CSFB Alternative Capital Multi-Strategy Institutional Fund, LLC
                  File Nos. 333-119317 & 811-21644
          CSFB Alternative Capital Multi-Strategy Fund, LLC
                  File Nos. 333-120049 & 811-21657
          CSFB Alternative Capital Event Driven Institutional Fund, LLC
                  File Nos. 333-119318 & 811-21645
          CSFB Alternative Capital Event Driven Fund, LLC
                  File Nos. 333-120054 & 811-21659
          CSFB Alternative Capital Long/Short Equity Institutional Fund, LLC
                  File Nos. 333-119319 & 811-21641
          CSFB Alternative Capital Long/Short Equity Fund, LLC
                  File Nos. 333-120050 & 811-21658
          CSFB Alternative Capital Tactical Trading Institutional Fund, LLC
                  File Nos. 333-119321 & 811-21643
          CSFB Alternative Capital Tactical Trading Fund, LLC
                  File Nos. 333-120052 & 811-21661
          CSFB Alternative Capital Relative Value Institutional Fund, LLC
                  File Nos. 333-119320 & 811-21642
          CSFB Alternative Capital Relative Value Fund, LLC
                  File Nos. 333-12058 & 811-21660

Dear Mr. Sandoe:

     We respectfully submit this third response letter on behalf of the Funds. This serves as a third comment response letter, supplementing my December 10, 2004 and December 28, 2004 letters to you (respectively, the "First Response Letter" and the "Second Response Letter"). This letter responds to your oral comments of January 26, 2005 concerning several of the responses contained in the First Response Letter.

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     For the Staff's convenience, we have repeated each oral comment to which this letter responds below, followed by the response.

THE PROSPECTUS: COVER PAGE, COMMENT 1

COMMENT: Please add to the cover page of the prospectus, in the paragraph addressing the distribution of the Funds, a sentence reflecting the use of escrow, in order to comply with Instruction 5 to Item 1(g) of Form N-2.

     RESPONSE: The requested change has been made.

COMMENT 4

COMMENT: In the statement of the objective of the Long/Short Equity Fund, please add the word "equity" to modify the phrase "short strategies," to comply with rule 35d-1.

     RESPONSE: The requested change has been made. The sentence now reads "The Long/Short Equity Fund invests substantially all of its assets in Hedge Funds in the long/short equity, equity market neutral and dedicated short EQUITY strategies globally." Please note that the objectives now appear, in response to comments in the First Comment Letter, in the summary section of the Prospectus.


COMMENT: Please indicate, pursuant to Rule 35d-1, either that the Long/Short Equity Fund's objective is fundamental, under Section 8(b)(3) of the Act, or that the Fund has a policy to provide investors with at least 60 days prior notice of any change.

     RESPONSE: The Prospectus now indicates that the Long/Short Equity Fund has adopted a policy of providing at least 60 days prior notice of any change in objective.

COMMENT 29

COMMENT: You state that the Master Funds will not co-invest in a manner prohibited by Section 17(d) and Rule 17d-1. Certain types of investments by affiliated investment companies may raise issues under these provisions. See Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000). As a supplemental response, please address whether the Master Funds will invest in such a manner.

     RESPONSE: The Adviser does not believe that the Funds or their affiliated persons will act in contravention of Section 17(d) and Rule 17d-1. In this regard, the staff has set forth its views in several no-action letters, including the MassMutual letter, regarding the analysis of a registered fund and affiliated persons co-investing in certain types of securities when aggregating purchases and sales. As discussed with you, the staff has addressed a spectrum of investments ranging from negotiated private equity investments in operating

                                        2
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     companies (which may create prohibited co-investments) to equities traded in public markets (which ordinarily would not result in prohibited co-investments). The Funds' investment activities relating to hedge funds, which are collective vehicles offered at net asset value, do not resemble, in the view of the Adviser, aggregated transactions resulting in prohibited co-investments.

ADDITIONAL CHANGES

     Please note that, in addition to the changes in response to the above comments, the Prospectuses and SAIs for the Institutional Funds and the Taxable Funds have been revised, in the appropriate sections describing the funds, to reflect that the Multi-Strategy Master Fund and the Long/Short Equity Master Fund limited liability companies are each a successor to various private funds sponsored by the Adviser as the result of those private funds' reorganization and combination. Please note that neither of the Multi-Strategy Master Fund nor the Long/Short Equity Master Fund represent prior performance of the private funds as predecessor performance or otherwise show individual private fund performance.

                                    * * * * *

     If you have any questions, please call Michael S. Caccese, at (617) 261-3133, or me at (617) 261-3231.


                                                Truly yours,

                                                /s/ George J. Zornada

                                                George J. Zornada

                                        3
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[KIRKPATRICK & LOCKHART LLP LOGO]

                                                GEORGE J. ZORNADA
                                                75 STATE STREET
                                                BOSTON, MA 02109

                                                December 28, 2004

VIA EDGAR

Christian T. Sandoe, Esq.
Senior Counsel
Securities and Exchange Commission
Washington, DC  20549

  Re:     CSFB Alternative Capital Multi-Strategy Institutional Fund, LLC
                  File Nos. 333-119317 & 811-21644
          CSFB Alternative Capital Multi-Strategy Fund, LLC
                  File Nos. 333-120049 & 811-21657
          CSFB Alternative Capital Event Driven Institutional Fund, LLC
                  File Nos. 333-119318 & 811-21645
          CSFB Alternative Capital Event Driven Fund, LLC
                  File Nos. 333-120054 & 811-21659
          CSFB Alternative Capital Long/Short Equity Institutional Fund, LLC
                  File Nos. 333-119319 & 811-21641
          CSFB Alternative Capital Long/Short Equity Fund, LLC
                  File Nos. 333-120050 & 811-21658
          CSFB Alternative Capital Tactical Trading Institutional Fund, LLC
                  File Nos. 333-119321 & 811-21643
          CSFB Alternative Capital Tactical Trading Fund, LLC
                  File Nos. 333-120052  & 811-21661
          CSFB Alternative Capital Relative Value Institutional Fund, LLC
                  File Nos. 333-119320 & 811-21642
          CSFB Alternative Capital Relative Value Fund, LLC
                  File Nos. 333-12058 & 811-21660

Dear Mr. Sandoe:

We respectfully submit this second response letter on behalf of the Funds. This serves as a second comment response letter and, as set forth in my December 10, 2004 letter to you (the "First Response Letter"), completes the response to the comment "The Funds' Investment Program (Pages 7 - 8)", which was left open in the First Response Letter. Please also note that the Taxable Investor Funds, as defined in the First Response Letter, will carry a sales load, and disclosure to that effect, including discussion of breakpoints, has been added.

For the Staff's convenience, we have repeated the comment to which this letter responds below, followed by the response.

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THE FUNDS' INVESTMENT PROGRAM (PAGES 7 - 8)

COMMENT:

8. The second sentence of the first paragraph states that the Adviser relies upon the research personnel of the Hedge Fund Investment Group of the Credit Suisse First Boston LLC's Alternative Capital Division ("HFI"). Will HFI have investment advisory contracts with the Funds? If so, please describe the contracts in the Investment Adviser section of the prospectus. If not, please explain to us supplementally how HFI may provide investment advisory services to the Funds without contracts approved by each Fund's Board and shareholders. See Sections 2(a)(20) and 15(a) of the Investment Company Act.

     RESPONSE: The Adviser has completed personnel reorganizations regarding the provision of advisory services to the Funds. The disclosure now makes clear that the Hedge Fund Investment Group ("HFI") is the Adviser's fund-of-funds management division. As such, the Adviser relies upon HFI, and no persons other than employees of the Adviser will provide advisory services to the Funds.

                                    * * * * *

     If you have any questions, please call Michael S. Caccese, at (617) 261-3133, or me at (617) 261-3231.


                                                Truly yours,

                                                /s/ George J. Zornada

                                                George J. Zornada

                                        2
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[KIRKPATRICK & LOCKHART LLP LOGO]

                                                GEORGE J. ZORNADA
                                                75 STATE STREET
                                                BOSTON, MA 02109

                                                December 10, 2004

VIA EDGAR

Christian T. Sandoe, Esq.
Senior Counsel
Securities and Exchange Commission
Washington, DC  20549

     Re:  CSFB Alternative Capital Multi-Strategy Institutional Fund, LLC
                  File Nos. 333-119317 & 811-21644
          CSFB Alternative Capital Multi-Strategy Fund, LLC
                  File Nos. 333-120049 & 811-21657
          CSFB Alternative Capital Event Driven Institutional Fund, LLC
                  File Nos. 333-119318 & 811-21645
          CSFB Alternative Capital Event Driven Fund, LLC
                  File Nos. 333-120054 & 811-21659
          CSFB Alternative Capital Long/Short Equity Institutional Fund, LLC
                  File Nos. 333-119319 & 811-21641
          CSFB Alternative Capital Long/Short Equity Fund, LLC
                  File Nos. 333-120050 & 811-21658
          CSFB Alternative Capital Tactical Trading Institutional Fund, LLC
                  File Nos. 333-119321 & 811-21643
          CSFB Alternative Capital Tactical Trading Fund, LLC
                  File Nos. 333-120052  & 811-21661
          CSFB Alternative Capital Relative Value Institutional Fund, LLC
                  File Nos. 333-119320 & 811-21642
          CSFB Alternative Capital Relative Value Fund, LLC
                  File Nos. 333-12058 & 811-21660

Dear Mr. Sandoe:

We have received the Staff's comments on the registration statements filed on Form N-2 on September 28, 2004 for CSFB Alternative Capital Multi-Strategy Institutional Fund, LLC, CSFB Alternative Capital Event Driven Institutional Fund, LLC, CSFB Alternative Capital Long/Short Equity Institutional Fund, LLC, CSFB Alternative Capital Tactical Trading Institutional Fund, LLC and CSFB Alternative Capital Relative Value Institutional Fund, LLC (the "Institutional Funds"), and on October 28, 2004 for CSFB Alternative Capital Multi-Strategy Fund, LLC, CSFB Alternative Capital Event Driven Fund, LLC, CSFB Alternative Capital Long/Short Equity Fund, LLC, CSFB Alternative Capital Tactical Trading Fund, LLC and CSFB Alternative Capital Relative Value Fund, LLC (the "Taxable Investor Funds")(each a "Fund," and the Institutional Funds and Taxable

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Investor Funds collectively, the "Funds"). The staff's comments were received in the form of letters dated October 27, 2004 for the five Institutional funds and November 17, 2004 for the five Taxable Investor Funds.

We respectfully submit this response letter on behalf of the Funds. The response is a joint response to the comments in light of the fact that, with the exception of one additional comment in the Taxable Investor Funds comment letter (and one deletion that pertained only to the Institutional Funds), the comment letters were identical. We have identified below the additional comment that appeared in the Taxable Investor Funds comment letter that did not appear in the staff's September 28, 2004 comment letter addressing the Institutional Funds, and the comment that related solely to the Institutional Funds. Defined terms have the same meanings used by the Funds in their registration statements. For the Staff's convenience, we have repeated each comment below, followed by a response.

PROSPECTUS:

COVER PAGE

COMMENT:

1. The first sentence of the second paragraph states that Credit Suisse First Boston LLC acts as the distributor of units of limited liability company interests of each Fund on a best efforts basis. Please state the termination date of the offering and whether or not any arrangements have been made to place the funds received in escrow or trust. See Instruction 5 to Item 1(g) of Form N-2.

     RESPONSE: Unlike a traditional closed-end fund that conducts a one-time offering, the Funds will make a continuous offering in reliance on Rule 415 under the Securities Act of 1933. As discussed in the prospectus, the Funds will accept investments on a monthly basis unless the Board determines otherwise, and the offering conveyed by the prospectus has no termination date. In this respect the Funds resemble open-end investment companies in that the Funds enter into an agreement with a distributor engaged on a continuous "best efforts" basis.

     Escrow arrangements used in a best efforts offering involving a single closing are not applicable. Please note, however, that the Funds will employ an independent escrow agent to hold any escrow monies received in advance of each monthly closing, as discussed in the "Subscription for Units" section of the prospectus.

COMMENT:

2. While the cover page may include other information not required by Item 1 of Form N-2, so long as it does not, by its nature, quantity, or manner of presentation impede the understanding of the information required, this section includes almost four pages of disclosure about the Funds' structure and investments. As the quantity of information presented in this section impedes the understanding of the information required, please move

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     the disclosure of the Funds' structure and investments to the body of the prospectus. See Item 1.2 of Form N-2.

     RESPONSE: The requested changes have been made.

[THE FOLLOWING APPEARS ONLY IN THE COMMENT LETTER FOR THE TAXABLE INVESTOR FUNDS] COMMENT:

2. The first sentence of the fourth paragraph states that each Fund's Units are subject to substantial restrictions of transferability and resale, and may not be transferred or resold except as permitted under a Fund's Limited Liability Company Agreement, the Securities Act and applicable state securities laws. Please state prominently that the Funds' securities have no history of public trading and that closed-end fund shares tend to trade frequently at a discount from net asset value and explain the risk of loss that this creates for investors purchasing shares in the initial public offering. See Item 1.1(i) of Form N-2.

     RESPONSE: The structure of the Funds and the statements on the cover page are each incompatible with the existence of a trading market developing for Units, and the prospectus thus states that no trading market will develop for Units and that trading cannot occur (See, e.g., "Closed-End Fund
     Structure: Limited Liquidity and Transfer Restrictions" and "Taxes - Classification of the Funds"). The instruction to Item 1.1(i) of Form N-2 states that the discount statement may be omitted if a registrant believes that, as a result of its policies, its shares are unlikely to trade at a discount. Under the circumstances, because there will be no trading of Units, and Units will be repurchased only at NAV, the Funds may omit the requested statement. In light of the Funds' policies and disclosure, the disclosure is inapplicable and the requested changes therefore have not been made.

COMMENT:

3. The last sentence of the first paragraph following the table on page 1 states that each of the Funds is a fund-of-funds. In addition, the first sentence of the second paragraph on page 2 states that each Fund invests in pooled investment vehicles which are collectively referred to as "Hedge Funds." Please clarify in these sentences that the Funds are feeder-funds (rather than funds-of-funds) that invest INDIRECTLY through their respective Offshore Feeders and Master Funds in the pooled investment vehicles and not directly in Hedge Funds. Please make corresponding changes to other sections of the prospectus as appropriate.

     RESPONSE: The requested changes have been made.

COMMENT:

4. Please describe in the third bullet point of this section the Long/Short Equity Fund's policy to invest at least 80% of its net assets plus any borrowings for investment purposes in the types of securities suggested by its name (i.e., equity securities). See Rule 35d-1 under

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     the Investment Company Act and Investment Company Act Release No. 24828
     (January 17, 2001).

     RESPONSE: As the Staff acknowledges in comment 5, the names of all the Funds except the Multi-Strategy Fund suggest that the Funds will invest in hedge funds that pursue a specific type of strategy. Further, the funds will not invest directly in equity securities as contemplated by the rule. Under these circumstances, Rule 35d-1 does not require that the Long/Short Equity Fund adopt an 80% policy. Therefore, no changes have been made in response to the comment.

COMMENT:

5. The sixth bullet point states that each Fund may also invest opportunistically in Hedge Funds that employ other strategies. As the names of each of these Funds, except the Multi-Strategy Fund, suggest that the Funds will invest in Hedge Funds that pursue specific types of strategies, please clarify that each of these Funds, except the Multi-Strategy Fund, will invest only to a limited extent in Hedge Funds that employ strategies other than the specific strategies indicated by the Funds' names. See
     Section 35(d) of the Investment Company Act.

     RESPONSE: The requested changes have been made.

COMMENT:

6. The fourth sentence of the first paragraph on page 3 states that the Multi-Strategy Fund may in the future invest substantially all of its investable assets in the Master Funds corresponding to the other Funds if Securities and Exchange Commission exemptive relief from certain prohibitions is obtained. Please state that there is no assurance that such relief will be granted. Also, please tell us supplementally whether you have applied for such relief.

     RESPONSE: The requested change has been made. As a supplemental response, the exemptive application will be filed prior to seeking effectiveness of the Funds' registration statements.

THE FUNDS (PAGE 6)

COMMENT:

7. The first sentence of the first paragraph defines the names of each Fund. The first paragraph on the cover page and the first paragraph of the "Funds" section on page 20 also define the Funds' names. Please define the names of the Funds only in the first place that you use them and refer to the Funds by these defined names thereafter.

     RESPONSE: The requested change has been made.

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THE FUNDS' INVESTMENT PROGRAM (PAGES 7 - 8)

COMMENT:

8. The second sentence of the first paragraph states that the Adviser relies upon the research personnel of the Hedge Fund Investment Group of the Credit Suisse First Boston LLC's Alternative Capital Division ("HFI"). Will HFI have investment advisory contracts with the Funds? If so, please describe the contracts in the Investment Adviser section of the prospectus. If not, please explain to us supplementally how HFI may provide investment advisory services to the Funds without contracts approved by each Fund's Board and shareholders. See Sections 2(a)(20) and 15(a) of the Investment Company Act.

     RESPONSE: The Adviser is in the process of making personnel and other organizational determinations regarding the provision of advisory services to the Funds, and a further response will be provided in the near future.

COMMENT:

9. The first sentence of the last paragraph on page 8 states that HFI reviews Hedge Fund Managers in which it is currently invested. Please clarify in this section, and throughout the prospectus, that the Funds will invest in Hedge Funds rather than Hedge Fund Managers.

     RESPONSE: The requested changes have been made where the context requires.

BORROWING AND USE OF LEVERAGE (PAGE 12)

COMMENT:

10. The last sentence of this section states that borrowings by Hedge Funds are not subject to the asset coverage requirements of the Investment Company Act. Please explain that Hedge Funds may employ greater use of leverage than registered investment companies and may subject the Funds to greater risks of loss as a result.

     RESPONSE: The requested change has been made.

NO GUARANTEE OF QUARTERLY REPURCHASE OFFERS (PAGE 14)

COMMENT:

11. The fifth sentence of this section states that a Fund may not be able to "complete" repurchases if the corresponding Master Fund is unable to repurchase a portion of the Fund's interest in the Master Fund due to the Master Fund's holding of illiquid investments. Since the Master Fund will almost always hold illiquid securities, please explain to us supplementally why holding illiquid securities would cause the Master Funds to initiate a repurchase offer and then fail to complete such repurchases.

     RESPONSE: The requested change has been made. The phrase "holding of illiquid investments" in this context was intended to refer to an unexpected circumstance involving the Master Fund's inability to actually liquidate Hedge Fund investments. This meaning has been clarified.

[THE FOLLOWING APPEARS ONLY IN THE COMMENT LETTER FOR THE INSTITUTIONAL FUNDS] INVESTMENT IN OFFSHORE FEEDER FUND (PAGE 15)

COMMENT:

12. The second sentence states that each Fund, by investing in its Offshore Feeder Fund, will not have the protections offered to investors in registered investment companies. Please describe which protections of the Investment Company Act will not be available to the Funds as a result of their investments in the Offshore Feeder Funds.

     RESPONSE: As discussed orally with the Staff on October 28, 2004, this statement merely refers to the fact that the Offshore Fund is not registered, and therefore is not subject to, the Investment Company Act. The statement is factual and the following sentence states that, because each Fund controls its Offshore Fund, any action by an Offshore Fund contrary to the interests of such is unlikely. The MAN-GLENWOOD LEXINGTON TEI, LLC, ET AL. no-action letter acknowledged that the Offshore Feeder in the arrangement is not registered as an investment company and the Staff issued the letter on the basis that the protections and safeguards discussed in the letter adequately substitute under the circumstances for the protections offered by such registration.

TEMPORARY DEFENSIVE POSITIONS (PAGE 15)

COMMENT:

13. The first sentence states that, in anticipation of atypical circumstances such as unusually large redemptions, each Fund or Master Fund may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As these are closed-end funds that (according to disclosure in the Tax Treatment of Fund Operations section on page 49 of the prospectus) may not repurchase more than 10% of their total interests in each taxable year and may not repurchase more than four times in a taxable year, please explain why the Funds may need to hold significant assets in such defensive investments to meet unusually large redemptions.

     RESPONSE: The phrase "or redemptions" has been deleted.

OTHER MEMBERS IN A MASTER FUND (PAGE 15)

COMMENT:

14. The second sentence states that a withdrawal from a Master Fund could result in a distribution "in-kind" of portfolio securities. Please explain how a Master Fund will evaluate transfer

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     or eligibility restrictions imposed by Hedge Funds in its determination to distribute Hedge Fund investments to the Funds "in-kind."

     RESPONSE: The Master Funds would generally follow the procedures outlined in the SIGNATURE no-action letter relating to pro rata distribution. SIGNATURE FINANCIAL GROUP, INC. (pub. avail. Dec. 28, 1999). Disclosure has been added to the effect that such an in-kind payment would require an approximate pro rata division of Hedge Fund investments, dependent upon consent for transfer being provided by each Hedge Funds' managing member or general partner, as the case may be, and that there is no guarantee that such a distribution would be possible.

RISKS OF THE HEDGE FUNDS - THE EVENT DRIVEN MASTER FUND (PAGE 16)

COMMENT:

15. As the description of this Fund's strategy on page 2 states that it will invest "globally," please describe foreign investment risk in this section. In addition, the last sentence states that when opportunities are scarce, several Event Driven Hedge Fund Managers may be concentrated in a reduced number of "trades." Please explain what the term "trades" means in this sentence.

     RESPONSE: The requested changes have been made. The term "trades" has been replaced with the more precise term "positions."

RISKS OF THE HEDGE FUNDS - THE LONG/SHORT EQUITY MASTER FUND (PAGE 16)

COMMENT:

16. The third sentence states that individual Hedge Fund Managers may incorrectly size their positions despite position and risk limits. Please explain the risks of incorrectly sizing positions.

     RESPONSE: The requested change has been made.

COMMENT:

17. The fifth sentence states that "trending markets" could result in significant losses. Please explain the meaning of the term "trending markets."

     RESPONSE: The requested change has been made.

COMMENT:

18. The last sentence states that Hedge Fund Managers generally maintain some long or short exposure to equity markets and are susceptible to significant price moves in equities, particularly if their long and short positions are correlated. Please explain why the correlation of long and short positions will expose the Hedge Funds to significant price moves.

     RESPONSE: The requested change has been made.

RISKS OF THE HEDGE FUNDS (PAGE 18)

COMMENT:

19. The first sentence of the second bullet point on page 18 states that, to the extent a Master Fund does not have the ability to vote on matters relating to the Hedge Funds, it will have no influence on matters that could adversely effect its investments. The second sentence states that the Master Fund's exclusive option in such circumstances will be to redeem from such Hedge Fund. Please confirm to us supplementally that the Funds will not give up any voting power to which they are otherwise entitled. In addition, please clarify that the Master Funds' ability to redeem Hedge Fund investments may be limited by any redemption limitations that may be imposed by the Hedge Funds.

     RESPONSE: As a supplemental response to the first portion of the comment, the Funds confirm that they will not give up any voting power relating to a portfolio Hedge Fund to which a Fund is otherwise entitled. The requested change relating to the second portion of the comment has been made.

SUMMARY OF FEES AND EXPENSES (PAGE 20)

COMMENT:

20. Please make the first two sentences following the Example prominent. See Instruction 10(d) to Item 3 of Form N-2.

     RESPONSE: The requested change has been made.

THE FUNDS (PAGE 21)

COMMENT:

21. Please disclose each Fund's sub-classification as a diversified or non-diversified investment company under Section 5(b) of the Investment Company Act. See Item 8.1(b) of Form N-2.

     RESPONSE: The requested change has been made.

MULTI-STRATEGY FUND - INVESTMENT STRATEGIES (PAGE 23)

COMMENT:

22. The second sentence states that the Fund seeks its objective by maintaining "diversified" exposure to a number of Hedge Funds employing different strategies. If the Fund is classified under Section 5(b) of the Investment Company Act as non-diversified, please do not use the word "diversified" to describe the Fund's exposure to different Hedge Funds. In addition, if the Fund is classified as non-diversified, please describe the risks of non-diversification in the Prospectus Summary and the Risk Factors section of the prospectus. Please make corresponding changes in other sections of the prospectus for this Fund or any of the other Funds that are classified as non-diversified.

     RESPONSE: The requested changes have been made, and a "non-diversified" risk factor added.

RELATIVE VALUE FUND - INVESTMENT STRATEGIES (PAGE 24)

COMMENT:

23. The first sentence of the first paragraph states that the Fund invests in Hedge Funds that pursue emerging markets strategies. Please describe emerging markets risk in the Prospectus Summary section. See Instruction to
     Item 3.2 of Form N-2.

     RESPONSE: The requested change has been made.

LEVERAGE (PAGE 27)

COMMENT:

24. The first sentence of this section states that the Master Fund may use borrowing for a variety of cash management purposes as well as to facilitate bridge financing of investments in Hedge Funds while awaiting proceeds from Hedge Fund redemptions. This information is duplicative of information described in the paragraph that immediately precedes this section.

     RESPONSE: The two discussions have been coordinated under the "Leverage" section.

COMMENT:

25. The sixth sentence states that short-term borrowings for the purposes of meeting redemption requests, for bridge financing investments and for cash management purposes will not be considered the use of investment leverage and will not be subject to the asset coverage requirements of the Investment Company Act. Please provide to us supplementally a legal analysis explaining why you believe that these borrowings are not subject to the Investment Company Act limitations on borrowing. See Section 18(a) and (g) of the Investment Company Act.

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     RESPONSE: The language has been clarified to state that certain short-term borrowings are not subject to the asset coverage requirements in Section 18 of the 1940 Act. As a supplemental response, please note that Section 18(g) of the 1940 Act excepts entirely from the application of Section 18, and therefore from asset coverage requirements, certain temporary indebtedness (not to exceed 5% of assets, among other terms). Temporary indebtedness outside the safe harbor exception, although presumed to be leverage, may be considered temporary under a facts and circumstances analysis.

NO PARTICIPATION IN MANAGEMENT (PAGE 32)

COMMENT:

26. This section states that a Member is not entitled to participate in the management of the Funds or the Master Funds, or in the conduct of their business. Please clarify that all Members will have the capacity to vote on matters (including the election of directors). See Section 18(i) of the Investment Company Act.

     RESPONSE: The requested change has been made.

MANDATORY REPURCHASES (PAGE 32)

COMMENT:

27. This section states that the Funds have the right to require the repurchase of a Member's Units and thus the withdrawal of a Member. Please clarify that the Funds' ability to repurchase the Units of any Member may be limited by the Investment Company Act. See Section 23(c) of the Investment Company Act and Rule 23c-2 thereunder.

     RESPONSE: The requested change has been made.

POTENTIAL CONFLICTS OF INTEREST (PAGE 33)

COMMENT:

28. The third sentence of the first paragraph states that the Adviser Affiliates may manage multiple accounts with the same or similar investment objectives and may have financial incentives to favor certain accounts over others. Please explain to us supplementally how the Adviser's (or its affiliates') position with multiple investment vehicles that may, at times, be in competition for the same investment opportunities does not conflict with the Adviser's fiduciary obligations to the Funds and their shareholders. In addition, please confirm to us supplementally that the officers and directors of the Funds understand that they have a fiduciary obligation to act in the best interest of the Funds in all circumstances, regardless of what their obligations are to other entities. Please also consider adding disclosure to that effect. Further, please summarize the requested disclosure in the prospectus summary. Further, please explain to us supplementally what the Advisor's procedures are for allocating investment opportunities between the Funds and other

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     CSFB-advised funds and clients. In particular, please tell us whether other
     CSFB-advised funds or clients will be given any preference in the allocation of investment opportunities.

     RESPONSE: The intent of this section is to disclose that certain conflicts are inherent in managing more than one portfolio, and that other conflicts may exist from the Adviser being affiliated with a large financial organization, not to distinguish the treatment of registered fund clients from other clients of the Adviser. Disclosure has been added stating that a fiduciary duty is owed by the Adviser to its clients not to unfairly discriminate between clients. In addition, certain of the disclosure, inapplicable to investments in Hedge Funds, has been deleted and the discussion focused on the Funds and their investments. As a supplemental response, the Board of the Funds will have a majority of independent Managers that will oversee the Adviser and ensure that its policies are applied to the Funds, and will have a duty to the Funds rather than the Adviser or its affiliates. As a further supplemental response, every registered investment adviser must have an allocation policy to address the issue, faced by every adviser having multiple clients, of unfair discrimination between clients. The Adviser's allocation policy to resolve conflicts and prevent unfair discrimination between clients is summarized in this section.

     As an additional supplemental response, the Adviser's allocation policy requires the Adviser to make purchases or sales of the same investment (i) in the best interest of multiple client accounts and (ii) that such orders be aggregated, when practicable, subject to its obligation to seek best execution and to act in the best interest of its clients. The Adviser will not, however, aggregate orders if such practice is inconsistent with client guidelines as set forth in such client's prospectus, offering circular or other constituent documentation, market convention and/or applicable law.

COMMENT:

29. Please disclose whether any of the Master Funds will co-invest in the same Hedge Funds. In addition, the penultimate sentence of the second paragraph suggests that Adviser Affiliates may co-invest with the Master Funds in the Hedge Funds. Please explain to us supplementally whether the Funds have sought exemptive relief to co-invest with other affiliated entities (including, if applicable, other Master Funds) or, if they have not, please explain to us why you believe that such exemptive relief is not required. See Section 17(d) of the Investment Company Act.

     RESPONSE: As referred to in the response to the previous comment, certain language covering private equity investments, inapplicable to Hedge Fund investments, may have provided an incorrect impression regarding co-investment prohibited by Section 17(d) in the absence of a SEC order. Such language has been deleted. The Funds will not co-invest or enter into a joint arrangement. Additional disclosure has been added to the effect that the Master Funds may at times purchase, own and/or sell the same Hedge Fund and may be acting in the same or an opposite manner with respect to such ownership based on each Fund's strategies. Such disclosure refers to the fact that investment decisions for each Fund may lead to investments being made in the same Hedge Funds in certain cases. Such decision-making may also entail a Fund redeeming a Hedge Fund while another holds or purchases such Hedge Fund, depending on the strategy of the Fund.

COMMENT:

30. The last sentence of the last paragraph states that lack of disclosure relating to the payment of fees and provision of services by prime brokers to Hedge Funds also may mask conflicts. Please clarify why this is so.

     RESPONSE: The requested change has been made.

LIMITS OF RISK DISCLOSURE (PAGE 39)

COMMENT:

31. The first sentence of the first paragraph states that the risk disclosure in the Risk Factors section is not a complete enumeration or explanation of all risks involved in an investment in the Funds. Please confirm to us supplementally that the Risk Factors section and the Prospectus Summary describe all of the "principal" risks of investing in the Funds. See Item 8.3(a) of Form N-2.

     RESPONSE: As a supplemental response, the prospectus contains, as required by Item 8.3, disclosure of all principal risks reasonably believed to exist. The remainder of the cited language acknowledges that no discussion of risks can be complete under all circumstances.

USE OF PROCEEDS (PAGE 39)

COMMENT:

32. This section states that each Fund, indirectly through its respective Master Fund, will pursue its investment programs and objectives "as soon as practicable," consistent with market conditions and the availability of suitable Hedge Fund investments. Please disclose how long the Funds expect that it will take to become fully invested. If the Funds expect that it will take longer than three months to become fully invested, please disclose the reasons for the anticipated delays and the consequences of such delays. See Item 7.2 of and Guide 1 to Form N-2.

     RESPONSE: The requested change has been made. The Funds expect to be fully invested within three months of receipt of proceeds from the initial sale of Units.

SUBSCRIPTION TERMS (PAGE 42)

COMMENT:

33. The third sentence of the second paragraph states that a Fund may accept investments for less than the prescribed minimums under certain enumerated circumstances as well as "other special circumstances that may arise. The Staff has not declared effective any registration statements for funds of hedge funds that permit investors to purchase securities in minimum amounts of less than $25,000. Please specify the "other special circumstances" in which the Funds will waive their minimum investment limits. Depending on your response, we may have additional comments and may not be in a position to declare these registration statements effective.

     RESPONSE: The requested change has been made. Disclosure has been added to the effect that purchases under any other special circumstances will have a $25,000 minimum. The phrase other special circumstances has been retained, however, to acknowledge and allow for flexible application of impossible to predict future circumstances. Please note that all investors are required to be Eligible Investors to invest in the Funds, and that the Board would be requested to approve any waiver not contained expressly in the prospectus.

COMMENT:

34. The last sentence of the second paragraph states that a Fund may repurchase all of the Units held by a Member if the Member's capital account balance in a Fund, as a result of repurchase or transfer requests by the Member, is less than $50,000. Please explain to us supplementally how such forced repurchases will be made in compliance with Section 23(c) of the Investment Company Act.

     RESPONSE: As a supplemental response, any such repurchase would be conducted as part of a normal repurchase offer made as a tender offer pursuant to Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Exchange Act. The Fund has the ability to INCREASE the amount repurchased from a particular Member to make a complete repurchase from such Member where such Member's request would result in a balance below the minimum. The disclosure, however, states that the Fund retains the discretion to make a complete repurchase, not that the Fund necessarily will make such a repurchase. If the tender offer were oversubscribed, for example, the Fund would not be able to utilize this discretion by increasing the amount repurchased. Please note that, although unlikely, the tender offer rules fully permit an issuer to increase the size of a repurchase, and the Board could determine to increase the amount repurchased. The discretion to make a complete repurchase discussed in the disclosure on which the Staff comments coordinates with the language providing the Fund with the ability to REDUCE the portion of Units repurchased to maintain a minimum balance. See the response to comment 37, below.

INVESTOR QUALIFICATIONS (PAGE 43)

COMMENT:

35.  The third bullet point states that an Eligible Investor includes a trust
     (i) with total assets in excess of $1,000,000 (ii) that was not formed for the purposes of investing in a Fund and (iii) of which the person responsible for directing the investment of assets in a Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment. Please modify this disclosure to reflect that such trusts must have total assets in excess of $5,000,000. See Rule 501(a)(7) of Regulation D under the Securities Act.

     RESPONSE: The requested change has been made, and the original figure was inadvertent. The Funds do not intend to offer to investors not meeting the "accredited investor" standard set forth in Regulation D. We note supplementally, however, that Regulation D is inapplicable to the public offer of securities and, as the Staff is aware, it is without power as a matter of law to enforce the accredited investor standard on a public offer of securities, but may decline to accelerate effectiveness of a registration statement.

REPURCHASE PROCEDURES (PAGES 44 - 45)

COMMENT:

36. The fourth sentence of the first paragraph states that each Fund will generally make payment on repurchases at least one month after the Valuation Date. The Staff's interpretation of the applicable rules for payment of repurchases requires payment within 5 business days of the Valuation Date. Please revise the disclosure accordingly or explain to us supplementally how this payment procedure complies with Rule 13e-4(f)(5) under the Exchange Act.

     RESPONSE: As a supplemental response, the repurchase is at the NAV as of the Valuation Date but the calculation of the repurchase price is not possible on the Valuation Date. While the valuation of the Units repurchased will be as of the Valuation Date, the information regarding values on that date generally will be received by the Funds from the Hedge Funds after the Valuation Date and the Master Funds' NAV determined based on that data. As part of the terms of the Units, payment for repurchased Units will be delayed until approximately 30 days after the applicable Valuation Date. This delay is necessary because the Funds require several weeks to determine the appropriate valuations of the Master Funds' assets as of the Valuation Date and thus of the Units as of the same date. The process described complies with the "prompt" standard set forth in Rule 13e-4 because payment is made promptly upon the actual calculation of the repurchase price as of the Valuation Date.

COMMENT:

37. The second sentence of the third full paragraph on page 45 states that the Funds reserve the right to reduce the portion of Units to be repurchased from the Member so that the required minimum balance is maintained. Please explain to us supplementally how this policy will be applied in the context of an over-subscribed repurchase offer. Specifically, please explain to us how such reduction in the amount to be repurchased is consistent with Rule 13e-4(f)(3) under the Exchange Act.

     RESPONSE: As a supplemental response, in the case of an oversubscribed offer, each request would be reduced pro rata pursuant to Rule 13e-4. It may be likely that, because the minimum balance requirement for a Member may not be large relative to the overall size of a repurchase offer, that such a pro rata reduction would effectively reduce the amount of the repurchase for the Member in question such that the minimum balance is retained. The Fund would not require a reduction to maintain a minimum balance if not consistent with the tender offer rules.

MANDATORY REPURCHASE BY A FUND (PAGE 45)

COMMENT:

38. This section describes various reasons why a Fund may forcibly repurchase Units from Members under certain circumstances. Please confirm to us supplementally that any such repurchases will only be made in a manner consistent with Rule 23c-2(a) under the Investment Company Act (i.e., repurchases will not be made in a manner that unfairly discriminates against any holder of the securities).

     RESPONSE: As a supplemental response, the provisions exist for the protection of all Members so that one Member may not jeopardize the tax or other status of a Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Managers. Any action as described would be conducted either (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund's securities, or (ii) the Fund, pursuant to Rule 23c-1(c), would file an application with the Commission for an order under section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a tender offer.

APPENDIX C: PERFORMANCE INFORMATION (PAGE 58)

COMMENT:

39. The first sentence of the first paragraph states that the Appendix presents the performance information for all "private investment funds." Please confirm to us supplementally that the "private investment funds" are all investment vehicles that invest in Hedge Funds. Please also confirm to us supplementally that this performance information presents the performance information for all accounts managed by the Adviser (both funds and non-funds and both privately or publicly offered) that have objectives, strategies and policies that are substantially similar to each of the Funds. See NICHOLAS-APPLEGATE MUTUAL FUNDS (pub. avail. Aug. 6, 1996).

     RESPONSE: As a supplemental response, (i) regarding the first portion of the comment, the Funds confirm that the funds presented are all investment vehicles that invest in Hedge Funds, and (ii) regarding the second portion of the comment, the Funds confirm that the performance information presents the performance information for all accounts managed by the Adviser (both funds and non-funds and both privately or publicly offered) that have objectives, strategies and policies that are substantially similar to each of the Funds in accordance with NICHOLAS-APPLEGATE.

COMMENT:

40. The Multi-Strategy Fund-of-Funds Composite and the Equity Long/Short Fund-of-Funds Composite presented on pages 59 and 60 are each reflected in two tables, one that has been calculated gross of all fees and expenses and one that has been calculated net of all fees and expenses. As the Funds' performance will be calculated net of all fees and expenses, please reflect these tables in a manner that presents the tables calculated net of fees and expenses more prominently than the tables calculated gross of fees and expenses.

     RESPONSE: The requested change has been made, and the order of presentation reversed.

STATEMENT OF ADDITIONAL INFORMATION MANDATORY REDEMPTIONS (PAGE 12)

COMMENT:

41. The third bullet point states that each Fund may repurchase Units from a Member if continued ownership would be harmful or injurious to the business or reputation of the Adviser. Please explain to us supplementally why it would be in the best interests of the Funds to repurchase Units if such harm or injury is limited to the business or reputation of the Adviser (as opposed to the business or reputation of the Funds).

     RESPONSE: The language in question has been deleted.

VOTING OF PROXIES (PAGE 21)

COMMENT:

42. The fifth sentence of the second paragraph states that the Adviser has policies designed to address potential conflicts of interest which include, among others, information barriers between itself and its banking, broker-dealer and asset management affiliates. Please describe the policies and procedures the Funds use when a vote actually presents a conflict of interest between the Funds' shareholders and the Funds' investment adviser, principal underwriter or any affiliated persons of such entities. See Item
     18.16 of Form N-2.

     RESPONSE: The requested change has been made. To minimize the potential for conflicts of interest, the Adviser has implemented Information Barrier and Insider Trading and Restricted List Policies and Procedures. As a rule, these procedures require the Adviser to establish information barriers and procedures to separate its disparate business activities and to restrict the flow of "insider" information from employees who routinely come into possession of such information in connection with investment banking activities to employees engaged in research, sales, or trading. In the infrequently occurring event of the Funds receiving a proxy, information barriers effectively prevent personnel from knowing what other affiliated entities and individuals employed by such entities are doing, thereby isolating decision making from influence by potentially conflicting interests.

PART C - OTHER INFORMATION SIGNATURES (PAGE 5)

COMMENT:

43. Please add a section to reflect that the Master Fund and the Master Fund's officers have signed this registration statement pursuant to both the Securities Act and the Investment Company Act.

     RESPONSE: The feeder fund registration statements will be executed by the master funds upon the filing of the master fund registrations, which incorporate by reference the feeder fund registration statements.

GENERAL COMMENTS

COMMENT:

44. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

COMMENT:

45. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any preeffective amendments.

COMMENT:

46. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

COMMENT:

47. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

COMMENT:

48. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

COMMENT:

49. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     RESPONSES TO GENERAL COMMENTS: The comments are acknowledged, and appropriate actions will be taken in response thereto.

                                    * * * * *

     If you have any questions, please call Michael S. Caccese, at (617) 261-3133, or me at (617) 261-3231.


                                                Truly yours,

                                                /s/ George J. Zornada

                                                George J. Zornada